Exhibit 1.1

PLUG POWER INC.

October 8, 2025

To: Holder of the Existing Warrants (as defined)

Re: Amendment to and Exercise of Existing Warrants to Purchase 185,430,464 Shares of Common Stock of Plug Power Inc. originally issued to the holder on March 20, 2025

Dear Holder:

Plug Power Inc. (the “Company”) is pleased to offer to you the opportunity to amend and subsequently exercise for cash all of the issued and outstanding warrants to purchase 185,430,464 shares (the “Warrant Shares”) of common stock of the Company, par value $0.01 per share (the “Common Stock”), issued to you on March 20, 2025 (other than pre-funded warrants issued to you on such date) (the “Existing Warrants”), as set forth on the signature page hereto and currently held by you (the “Holder”). The issuance and sale of the Existing Warrants was registered pursuant to the registration statement on Form S-3 (File No. 333-265488) (the “Previous Registration Statement”), and the resale of the Existing Warrants was registered pursuant to a resale prospectus supplement (the “Prospectus Supplement”) to a new registration statement on Form S-3 (File No. 333-287577) (the “Current Registration Statement). The Current Registration Statement is currently effective and the Prospectus Supplement is currently available for the sale of the Warrant Shares upon exercise of the Existing Warrants. Capitalized terms not otherwise defined herein shall have the meanings set forth in the New Warrants.

Amendment to Existing Warrants

Upon execution of this agreement, the Existing Warrants will hereby be amended to amend and restate Section 6 as follows:

“PRE-FUNDED WARRANTS. The Company covenants and agrees that in lieu of issuing Common Stock upon exercise of this Warrant, the Company shall, at the option of the Holder, issue Warrants to Purchase Common Stock having an exercise price of $0.0001 (each, a “Pre-Funded Warrant”) per share of Common Stock to such Holder if, as a result of the exercise of this Warrant, the Holder’s (along with its Attribution Parties) beneficial ownership of the Company’s Common Stock would exceed the Maximum Percentage. A Holder electing to receive Pre-Funded Warrants in lieu of Common Stock upon exercise of this Warrant shall indicate such preference on the Notice of Exercise and shall withhold from the Exercise Price of the Warrants so exercised $0.0001 per Warrant Share (which, for the avoidance of doubt, shall be the amount remaining unpaid for the exercise of the Pre-Funded Warrant as of the issuance date).”

Inducement to Exercise

In consideration for exercising in full all of the Existing Warrants held by you and set forth on the Holder’s signature page hereto (the “Warrant Exercise”) at the exercise price per Warrant Share as set forth in the Existing Warrants of $2.00, the Company hereby will issue you or your designee a new registered Common Stock Warrant (“New Warrant”) pursuant to the Current Registration Statement to purchase up to 185,430,464 shares of Common Stock (the “New Warrant Shares”) which is equal to the number of Warrant Shares underlying the Existing Warrants. The New Warrant shall be substantially in the form as reflected in Exhibit A hereto, will be exercisable at an exercise price per share equal to $7.75 and will expire on March 20, 2028.

The original New Warrant will be delivered on the Closing Date (as hereinafter defined), and such New Warrants, together with any underlying Common Stock issued upon exercise of the New Warrants, shall be free of legends.

Expressly subject to the paragraph immediately following this paragraph below, Holder may accept this offer by signing this letter below, with such acceptance constituting Holder’s exercise in full for cash of the Existing Warrants for an aggregate exercise price set forth on the Holder’s signature page hereto (the “Warrants Exercise Price”) on October 8, 2025 (the “Execution Time”).

Additionally, the Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto. Holder represents and warrants that it is acquiring the New Warrants as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the New Warrants or the New Warrant Shares (this representation is not limiting Holder’s right to sell the New Warrant Shares pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or otherwise in compliance with applicable federal and state securities laws).

If all or any portion of a New Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the New Warrant Shares or if the New Warrant is exercised via cashless exercise, the New Warrant Shares issued pursuant to any such exercise shall be issued free of all legends. If at any time following the date hereof the Current Registration Statement (or any subsequent registration statement registering the sale or resale of the New Warrant Shares) is not effective or is not otherwise available for the sale or resale of the New Warrant Shares, the Company shall immediately notify the holders of the New Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the New Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any Holder to sell, any of the New Warrant Shares in compliance with applicable federal and state securities laws). The Company shall use best efforts to keep a registration statement (including the Current Registration Statement) registering the issuance or resale of the New Warrant Shares effective during the term of the New Warrants.

If this offer is accepted and the transaction documents are executed by the Execution Time, then on or before 9:30 a.m., Eastern Time, on the date hereof, the Company shall issue a press release and/or file a Report on Form 8-K with the SEC disclosing all material terms of the transactions contemplated hereunder. From and after the issuance of such press release or the filing of such Report on Form 8-K, as applicable, the Company represents to you that it shall have publicly disclosed all material, non-public information delivered to you by the Company, or any of its respective officers, directors, employees or agents in connection with the transactions contemplated hereunder. In addition, effective upon the issuance of such press release and/or filing of such Report on Form 8-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and you and your Affiliates on the other hand, shall terminate. The Company represents, warrants and covenants that, upon acceptance of this offer, and upon issuance of the Warrant Shares, the Warrant Shares shall be issued free of any legends or restrictions on resale by Holder.

No later than the second (2nd) Trading Day following the Execution Time, the closing shall occur at such location as the parties shall mutually agree. The Company shall deliver, or cause to be delivered, the New Warrants and Pre-Funded Warrants to purchase 154,430,464 shares of Common Stock to the Holder or its designee in electronic .PDF format, and the Holder shall deliver, or cause to be delivered, the purchase price for the Warrant Shares in the aggregate amount of $370,845,484.95 in immediately available funds. Settlement of the Warrant Shares shall occur via “Delivery Versus Payment.”

The date of the closing of the exercise of the Existing Warrants shall be referred to as the “Closing Date”.

The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Warrant Shares. This letter agreement shall be construed and enforced in accordance with the laws of the State of New York, without regards to conflicts of laws principles. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby.

***************

Sincerely Yours,

[ Authorized Officer]

Accepted and Agreed to:

Name of Holder: __________________________________________________________

Signature of Authorized Signatory of Holder: ____________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Number of Existing Warrants: __________________

Aggregate Warrant Exercise Price: _________________

Number of Warrant Shares: ________________

Number of Pre-Funded Warrants: ________________

Beneficial Ownership Blocker of Pre-Funded Warrants: ☐ 4.99% or ☐ 9.99%

New Warrants: ___________

Beneficial Ownership Blocker: ☐ 4.99% or ☐ 9.99%

DTC Instructions:

Annex A

Representations, Warranties and Covenants of the Company. The Company hereby makes the following representations and warranties to the Holder:

a)	SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein “SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act.

b)	Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection herewith. This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

c)	No Conflicts. The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any liens, claims, security interests, other encumbrances or defects upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, except, in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a material adverse effect upon the business, prospects, properties, operations, condition (financial or otherwise) or results of operations of the Company, taken as a whole, or in its ability to perform its obligations under this letter agreement.

d)	Trading Market. The transactions contemplated under this letter agreement comply with all the rules and regulations of the Nasdaq Capital Market applicable to the Company.

e)	Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of this letter agreement, other than: (i) the filings required pursuant to this letter agreement, (ii) application to the Nasdaq Stock Market for the listing of the New Warrant Shares in the time and manner required thereby, and (iii) such filings as are required to be made under applicable state securities laws.

Exhibit A

FORM OF NEW WARRANT

(See attached)